Investor Materials

- April 26, 2021 – Supplemental Investor Presentation
- April 22, 2021 – Investor Presentation
- April 19, 2021 – Letter to Stockholders
- April 15, 2021 – Definitive proxy statement

Sign up for updates

Sign up with your email address for news and updates.

Name *

First Name   Last Name

Email *

Sign up

Share your views

Feedback about Save Adverum. We value all input.

Name *

First Name   Last Name

Email *

Message *

Send